GrandSouth
BANCORPORATION

2005
ANNUAL REPORT

GrandSouth
BANCORPORATION

Dear Shareholder:

It is always fun to be the bearer of good news. In that respect, it is a special pleasure to report the remarkable performance of GrandSouth Bancorporation over the past year. As you will see from the enclosed report, the company performed in an exceptional manner and earned an attractive return on shareholders' equity. Growth in earning assets, a favorable interest rate environment, improved asset quality and good expense control fueled a 79% increase in net earnings over the prior year. Net income for the year equaled $2.36 million or $.76 per diluted share compared to $1.32 million or $.43 per diluted share for 2004. The return on average shareholders' equity for 2005 equaled 18.34%. Total assets grew during 2005 by 21% with loan growth of 14%. Deposits increased 26%. These results could not have occurred without the remarkable efforts of our staff of very talented bankers. One of our greatest challenges in a competitive market is to attract and retain quality personnel. Our customers understand and appreciate the quality of our staff and we will certainly continue to work hard, as a management team, to maintain the high quality level of our people.

During 2005, we announced plans to enter the Anderson market with a new branch office. We were successful in attracting top quality talent to join our team to lead the expansion into this fast growing segment of the Upstate market. Preston Jones joined our company as a Senior Vice President and Market President. Preston has assembled a team of experienced bankers that will represent our company well and provide our new customers in Anderson with excellent service. Our new banking facility will be located at 1601 North Fant Street in Anderson and is expected to open in mid April, 2006.

In 2006, we will continue our strategy to focus our efforts on profitable growth by expanding our presence in each of our existing markets and building relationships with customers. We plan to look for additional expansion opportunities to fully utilize our shareholders' capital in the most efficient and profitable manner. Our efforts to build an organizational culture committed to providing excellent service to our customers has yielded very good results and we plan to build on this success throughout the coming year and into the future to drive our performance.

In closing, we are pleased with our progress and remain excited about our prospects in the future. As always, we appreciate your continued support and look forward to a prosperous 2006.

Mason Y. Garrett, Chairman

Ronald K. Earnest, President

381 Halton Road • Post Office Box 6548 • Greenville, SC 29606 •864-770-1000 • fax 864-770-1081

BUSINESS OF THE COMPANY

GrandSouth Bancorporation (the "Company") is a South Carolina corporation organized in 2000 under the laws of South Carolina for the purpose of being a holding company for GrandSouth Bank (the "Bank"). On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of capital stock of the Bank were exchanged for shares of common stock of the Company and the Company became the owner of all of the outstanding capital stock of the Bank. The Company presently engages in no business other than that of owning the Bank and has no employees.

The Bank is a South Carolina state bank, which was incorporated and commenced operations as a commercial bank in 1998. The Bank operates from its offices in Greenville and Fountain Inn, South Carolina. The main office is located at 381 Halton Road, in Greenville, South Carolina, and the branch office is located at 325 South Main Street, in Fountain Inn, South Carolina. During 2006, the Bank plans to open a branch at 1601 North Fant Street in Anderson, South Carolina.

The Bank offers a full array of commercial bank services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Most of the Bank's deposits are attracted from individuals and small businesses. The Bank does not offer trust services.

The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial, consumer and residential purposes. Consumer loans include: car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans, overdraft lines of credit, and the like. Commercial loans include short term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment, inventory, accounts receivable, and the like. Management believes that the credit staff possesses knowledge of the community and lending skills sufficient to enable the Bank to maintain a sufficient volume of high quality loans.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Although the common stock of the Company is traded from time to time on an individual basis, no active trading market has developed and none is expected to develop in the foreseeable future. The common stock is not traded on any exchange or on the NASDAQ National Market System. During 2005, management is aware of a few transactions in which the Company's common stock has been transferred in a range of $7.05 to $14.00 per share. However, management has not ascertained that these transactions are the result of arm's length negotiations between the parties, and because of the limited number of shares involved, such prices may not be indicative of the market value of the common stock. Prices above have been adjusted for a 10% stock dividend declared in February 2005.

As of March 17, 2006, there were approximately 579 holders of record of the Company's common stock, excluding individual participants in security position listings.

In each of 2004 and 2005, the Company paid cash dividends totaling $0.08 per share. The dividend policy of the Company as well as the Bank is subject to the discretion of their respective Boards of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. South Carolina banking regulations restrict the amount of cash dividends that can be paid to the Company by the Bank, and all of the Bank's cash dividends to the Company are subject to the prior approval of the South Carolina Commissioner of Banking.

GrandSouth Bancorporation will furnish free of charge a copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission upon written request to J. B. Garrett, Vice President and Chief Financial Officer, GrandSouth Bancorporation, 381 Halton Road, Greenville, South Carolina 29607.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." You can identify these forward-looking statements through our use of words such as "may," "will," "expect," "anticipate," "believe," "intend," "estimate," "project, " "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that we are a relatively new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- our growth and our ability to maintain growth;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- the effect of interest rate changes on our level and composition of deposits, loan demand and the value of our loan collateral and securities;
- the effects of competition from other financial institutions operating in our market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with competitors that offer banking products and services by mail, telephone and computer and/or the Internet;
- potential losses arising from failure of customers to repay loans;
- failure of assumptions underlying the establishment of our allowance for loan losses, including the value of collateral securing loans; and
- loss of consumer confidence and economic disruptions resulting from terrorist activities.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

This discussion is intended to assist in understanding the financial condition and results of operations of the Company, and should be read in conjunction with the Company's consolidated financial statements and related notes contained elsewhere herein. Because the Bank is responsible for all of the Company's operations, the discussion will refer to the results of operations of the Bank. Dollars are in thousands except for per share data, unless otherwise noted.

Critical Accounting Policies

The Company has adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities. Management considers these accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, however, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the "Provision for Loan Losses" and "Allowance for Loan Losses" sections below for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Financial Condition

In May 2005, the Company acquired an auto-financing business with assets valued at \$3,236 and recorded \$737 in goodwill. This auto-financing business had \$2,413 in specialty commercial lines of credit with the Bank. These loans are now on the Bank's books in the auto dealers' names.

In 2001, the Company issued ten-year variable rate convertible subordinated debentures (the "Debentures"). The Debentures paid interest quarterly at prime minus 2 percent. Under the original terms of the Debenture agreement (the "Terms"), the holders of the Debentures could convert the principal amount of each Debenture into common stock of the Company at the conversion rate of \$5.12 (which was based on the approximate fair value at issuance of \$6.50 adjusted for the 2003, 2004 and 2005 stock dividends) of Debenture principal for one share of the Company's stock. Under the Terms, the Company had the option of redeeming the Debentures at any time after December 31, 2005 as a whole or in part and from time to time at predetermined prices. At the Company's request, during the third and fourth quarters of 2005, holders of \$3,500 of the Company's Debentures converted their principal to common stock. This conversion was made in advance of the earliest contractual redemption date of January 1, 2006, provided for by the Terms. The Company paid the holders an amount equal to the interest income that would have been earned on the Debentures through January 1, 2006. This interest was paid based on the interest rate in effect at the time of conversion: 4.25% and 4.75% for the third and fourth quarters of 2005, respectively.

At December 31, 2005 the Company had total assets of \$251,948 composed primarily of net loans of \$197,312, investment securities, other investments, and Federal Funds sold of \$35,270 and cash and due from banks balances of \$6,628. At December 31, 2004 the Company had total assets of \$207,930 composed primarily of net loans of \$174,165, investment securities, other investments, and Federal Funds sold of \$20,730 and cash and due from banks of \$2,544. The increase in net loans of \$23,147 is the result of acquiring the specialty commercial loans described above and strong loan demand during 2005. The increase of \$14,540 in investment securities, other investments, and Federal Funds sold is the result of the Company's management of the liquidity needs of the institution. Liabilities were \$235,820 at December 31, 2005, composed primarily of deposits of \$221,661, Federal Home Loan Bank ("FHLB") advances of \$8,500, and other borrowings of \$3,900. Liabilities were \$197,133 at December 31, 2004, composed primarily of deposits of \$176,146, FHLB advances of \$13,500, subordinated debentures of \$3,500, and other borrowings of \$2,500. The increase of \$45,515 in deposits is the result of new certificates of deposit accounts and money market accounts opened during the period. The net increase of \$1,400 in other borrowings is the result of paying off an old line of credit of \$2,500 and obtaining a new line of credit in the amount of \$3,900. This agreement was executed during the second quarter of 2005 in order to facilitate the acquisition described above. Shareholders' equity was \$16,128 at December 31, 2005 compared to \$10,797 at December 31, 2004. The increase of \$5,331 is the result of \$2,361 in earnings generated by the Company and \$3,500 of subordinated debt converted into common stock, offset by dividends paid of \$210 and a decrease in accumulated other comprehensive income of \$318.

The Company's loan portfolio at December 31, 2005 consisted primarily of \$41,915 of commercial loans, \$110,694 of real estate mortgage loans, \$39,895 of real estate construction loans and \$7,858 of consumer loans. The allowance for loan losses totaled $3,050 at December 31, 2005. Management believes that the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio as of December 31, 2005.

Earnings Performance

The Company had net income from operations for the year ended December 31, 2005 of $2,361, or $0.91 basic and $0.76 diluted earnings per share, compared to $1,319 or $0.55 basic earnings per share and $0.43 diluted earnings per share for the year ended December 31, 2004. Diluted earnings per share reflect the effect of the exercise of stock options as well as the conversion of subordinated debentures. The Bank had net interest income (the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities) of $9,623 in 2005 compared to $6,674 in 2004. The Bank also had other operating income (principally service charges, fees and commissions, and gains on sales of investment securities) of $580 in 2005 and $401 in 2004. The Bank provided $1,125 and $1,000 to its allowance for loan losses in 2005 and 2004 respectively, and had other operating expenses (principally salaries and benefits, occupancy and equipment expenses and data processing expenses) of $5,562 in 2005 and $3,987 in 2004.

Net Interest Income

Net interest income is the amount of interest earned on interest-earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest-bearing liabilities (interest-bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest-earning assets and interest-bearing liabilities and the relative funding of these assets.

During the year ended December 31, 2005, net interest income was $9,623. For the year ended December 31, 2004, net interest income was $6,674. This increase was primarily attributable to an increase in volume of average interest-earning assets, which increased to $217,014 in 2005 from $185,167 in 2004. The average yield on interest-earning assets increased to 7.43% in 2005 from 5.68% in 2004, while the average cost of interest-bearing liabilities increased to 3.17% in 2005 from 2.23% in 2004. The net yield on average interest-earning assets increased to 4.43% in 2005 from 3.60% in 2004, increasing the benefit of the increased volume of interest-earning assets.

The table "Average Balances, Yields and Rates," provides a detailed analysis of the average yields and average effective rates on the categories of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2005, 2004 and 2003.

Average Balances, Yields and Rates

	Year ended December 31, 2005			Year ended December 31, 2004			Year ended December 31, 2003		
	Average Balances(1)	Interest Income(2)/ Expense	Yields/ Rates	Average Balances(1)	Interest Income(2)/ Expense	Yields/ Rates	Average Balances(1)	Interest Income(2)/ Expense	Yields/ Rates
Assets									
Federal funds sold and interest-bearing deposits	$ 9,253	$ 311	3.36%	$ 6,494	$ 83	1.29%	$ 4,291	$ 55	1.28%
Investment securities	24,185	895	3.70	16,629	525	3.16	16,246	557	3.43
Loans (3)	183,576	14,917	8.13	162,044	9,901	6.11	130,448	7,992	6.13
Total interest-earning assets	217,014	16,123	7.43	185,167	10,509	5.68	150,985	8,604	5.70
Cash and due from banks	3,737			2,504			2,149		
Allowance for loan losses	(2,503)			(2,214)			(1,642)		
Premises and equipment	3,979			3,774			3,958		
Other assets	9,848			5,445			2,014		
Total assets	$ 232,075			$ 194,676			$ 157,464		
Liabilities and shareholders' equity									
NOW accounts	3,022	7	0.24	2,849	8	0.28	2,580	3	0.13
Savings and money market accounts	54,602	1,423	2.61	60,003	1,213	2.02	42,314	817	1.93
Time deposits	130,419	4,290	3.29	92,410	2,029	2.20	80,555	1,973	2.45
Interest-bearing deposits	188,043	5,720	3.04	155,262	3,250	2.09	125,449	2,793	2.23
FHLB advances	11,392	459	4.03	11,498	425	3.70	9,588	382	3.98
Other borrowings	3,232	205	6.33	2,067	81	3.92	-	-	-
Subordinated debentures	2,460	116	4.70	3,500	79	2.25	3,500	74	2.11
Total interest-bearing liabilities	205,127	6,500	3.17	172,327	3,835	2.23	138,537	3,249	2.35
Noninterest-bearing demand deposits	12,107			9,853			8,361		
Other liabilities	1,965			2,777			1,121		
Total liabilities	219,199			184,957			148,019		
Shareholders' equity	12,876			9,719			9,445		
Total liabilities and shareholders' equity	$ 232,075			$ 194,676			$ 157,464		
Interest rate spread (4)			4.26			3.45			3.35
Net interest income and net yield on earning assets (5)		$ 9,623	4.43		$ 6,674	3.60		$ 5,355	3.55
Interest free funds supporting earning assets (6)	$ 11,887			$ 12,840			$ 12,448		

(1) Average balances are computed on a daily basis.
(2) Interest income is not stated on a fully tax-equivalent basis.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis. Income includes loan fees, which are immaterial to the calculation.
(4) Total interest-earnings assets yield less the total interest-bearing liabilities rate.
(5) Net interest income divided by total interest earning assets.
(6) Total interest-earnings assets less total interest-bearing liabilities.

Rate/Volume Analysis of Net Interest Income

The effect of changes in average balances (volume) and rates on interest income, interest expense and net interest income, for the periods indicated, is shown below. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The effect of a change in the average rate has been determined by applying the average balance in the earlier period to the change in the average rate in the later period, as compared with the earlier period. The effect of changes in volume/rate has been determined by applying the amount of the change in average rates to the amount of the change in average volumes, and allocated to volume and rate based on their proportions to the absolute value of each.

	Year ended December 31, 2005 Compared to 2004 Increase (Decrease) Due to			Year Ended December 31, 2004 Compared to 2003 Increase (Decrease) Due to		
	Volume	Rate	Rate/Volume	Volume	Rate	Rate/Volume
Interest earned on:						
Federal funds sold and interest-bearing deposits	$ 36	$ 192	$ 228	$ 28	$ 1	$ 29
Investment securities (1)	239	131	370	12	(45)	(33)
Gross Loans (2)	1,314	3,702	5,016	1,935	(26)	1,909
Total Interest Income	1,589	4,025	5,614	1,975	(70)	1,905
Interest paid on:						
Deposits	685	1,785	2,470	620	(163)	457
FHLB advances	(4)	38	34	70	(27)	43
Other borrowings	46	78	124	81	-	81
Subordinated debentures	(23)	60	37	-	5	5
Total Interest Expense	704	1,961	2,665	771	(185)	586
Change in Net Interest Income	$ 885	$ 2,064	$ 2,949	$ 1,204	$ 115	$ 1,319

Notes to rate/volume table:

(1) The changes in rate are not calculated on a fully tax-equivalent basis.

(2) Interest income on nonaccruing loans is recognized on a cash basis. Loan income includes loan fees, which are immaterial to the calculation.

During 2006, management expects that short-term interest rates will continue to increase during the entire year, but at a slower pace than in 2005. The Company does not expect these increases to have a significant impact on the company's earnings due to similar repricing intervals in the interest earning asset and liability portfolio. Therefore, any improvements in net interest income for 2005 are expected to be largely the result of increases in the volume and changes in the mix of interest-earning assets and interest-bearing liabilities. Management expects to continue to use aggressive marketing strategies to increase the Bank's market share for both deposits and quality loans within the Greenville, South Carolina area. These strategies involve offering attractive interest rates and continuing the Bank's commitment to providing outstanding customer service.

Interest Rate Sensitivity

Interest rate sensitivity management is concerned with the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income, and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis," indicates that, on a cumulative basis through twelve months, rate-sensitive liabilities exceeded rate-sensitive assets, resulting in an liability-sensitive position at December 31, 2005 of $31,798 for a cumulative gap ratio of (13.4)%.

When interest-sensitive assets exceed interest-sensitive liabilities for a specific repricing period, a positive interest sensitive gap results. The gap is negative when interest-sensitive liabilities exceed interest-sensitive assets. For a bank with a positive gap, such as the Bank, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect. However, gap analysis, such as the table below, does not take into account actions by a bank or its customers during periods of changing rates, which could significantly change the effects of rate changes than would otherwise be expected.

The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Other borrowings are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest-bearing liabilities with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Fixed rate advances are reflected at their contractual maturity dates, and variable rate advances are reflected in the earliest repricing interval since they were borrowed under the adjustable rate credit option.

Interest Sensitivity Analysis

	December 31, 2005				
	Within 3 Months	Over 3 to 12 Months	Over 1 to 5 Years	Over 5 Years	Total
Interest-earning assets					
Federal funds sold and interest-bearing deposits	$ 8,464	$ -	$ -	$ -	$ 8,464
Investments and FHLB stock	798	2,967	13,307	11,886	28,958
Loans	142,002	22,224	35,207	929	200,362
Total interest-earning assets	151,264	25,191	48,514	12,815	237,784
Interest-bearing liabilities					
Interest-bearing deposits					
Interest-bearing transaction accounts	2,941	-	-	-	2,941
Savings and money market accounts	51,656	-	-	-	51,656
Time deposits over $100M	13,915	60,764	-	-	74,679
Other time deposits	15,781	56,696	7,587	-	80,064
Total interest-bearing deposits	84,293	117,460	7,587	-	209,340
Other borrowings	-	6,500	-	5,900	12,400
Total interest-bearing liabilities	$ 84,293	$ 123,960	$ 7,587	$ 5,900	$ 221,740
Period interest-sensitive gap	$ 66,971	$ (98,769)	$ 40,927	$ 6,915	
Cumulative interest-sensitive gap	$ 66,971	$ (31,798)	$ 9,129	$ 16,044	
Gap ratio as a percentage of earning assets	28.2%	(41.5)%	17.2%	2.9%	
Cumulative gap ratio as a percentage of earning assets	28.2%	(13.4)%	3.8%	6.7%	

Provision for Loan Losses

The allowance for loan losses, established through charges to expense in the form of a provision for loan losses, allows for loan losses inherent in the Bank's loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance for loan losses is based on management's judgment as to the amount required to maintain an allowance adequate to provide for estimated inherent losses in the loan portfolio. The Bank provided $1,125 and $1,000 to the allowance during the years ended December 31, 2005 and 2004, respectively. The increase in the provision for loan losses for 2005 versus 2004 was the result of a significant increase in nonaccrual loans. See "Allowance for Loan Losses" for further information about factors considered by management in setting the amount of the allowance.

Other Income

In 2005, the Bank had other income of $580 compared to $401 in 2004. The increase was primarily the result of gains on sales of investment securities of $18 and income on bank-owned life insurance of $161.

Other Expenses

Salaries and employee benefits totaled $3,095 and $2,163 for 2005 and 2004, respectively. The increase was primarily due to the acquisition and expansion of the specialty auto-financing business and the addition of staff for the Anderson branch. At December 31, 2005, the bank had 54 full-time equivalent employees, compared to 33 at December 31, 2004. Professional services increased $97 due to the increased cost of the human resource consultant, which is a direct result of additional employees. In 2005, the Bank recorded write-downs of assets acquired in settlement of loans of $251, compared to $68 in 2004.

Income Taxes

During the years ended December 31, 2005 and 2004, the Bank recorded income tax expense of $1,155 and $769, respectively. The Bank accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses and depreciation) are included in one reporting period for financial accounting purposes and another for income tax purposes.

Investment Portfolio

As of December 31, 2005, the Bank's investment portfolio, excluding investments required for membership in the FHLB, comprised approximately 11.2% of total assets. The following table summarizes the carrying value amounts of securities held by the Bank at December 31, 2005, 2004 and 2003. Available-for-sale securities are stated at estimated fair value. The Bank had no held-to-maturity securities at December 31, 2005. The unrealized losses on investment securities are not considered to be other than temporary because the Company has the ability and intent to hold the securities until such time as the value recovers or the securities mature.

Securities Portfolio Composition

	December 31, 2005			December 31, 2004			December 31, 2003		
	Book Value	Net Unrealized Holding Loss	Fair Value	Book Value	Net Unrealized Holding Loss	Fair Value	Book Value	Net Unrealized Holding Loss	Fair Value
U.S. Government Agencies	$ 14,498	$ (209)	$ 14,289	$ 7,496	$ (34)	$ 7,462	$ 3,014	$ (38)	$2,976
State and Municipals	463	(2)	461	--	--	--	--	--	--
Mortgage-backed	13,772	(362)	13,410	8,924	(35)	8,889	10,901	(48)	10,853
	$28,733	$ (573)	$28,160	$16,420	$ (69)	$16,351	$13,915	$ (86)	$13,829

The Bank also holds stock in the FHLB. This stock was recorded at a cost of $798 at December 31, 2005, and $955 at December 31, 2004, and has no quoted market value. However, redemption of this stock has historically been at par value.

The following table presents maturities and weighted average yields of debt securities available for sale at December 31, 2005. All of the securities are stated at estimated fair value.

Securities Portfolio Maturities and Yields

	December 31, 2005	
	Fair Value	Tax Equivalent Yield
U.S. Government Agencies		
Due within one year	$ 2,967	3.05%
Due from one to five years	11,322	3.82%
Due from five to ten years	-	-
Due after ten years	-	-
State and municipals		
Due within one year	-	-
Due from one to five years	-	-
Due from five to ten years	-	-
Due after ten years	461	5.69%
Mortgage backed		
Due within one year	-	-
Due from one to five years	1,985	3.78%
Due from five to ten years	9,907	4.14%
Due after ten years	1,518	4.83%
Total	$ 28,160	3.93%

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans to any particular individuals or industry or group of related individuals or industries, and there are no foreign loans.

The amount of loans outstanding at December 31, 2005, 2004, 2003, 2002 and 2001 is shown in the following table according to type of loan:

Loan Portfolio Composition

	December 31,				
	2005	2004	2003	2002	2001
Commercial	$41,915	$33,644	$ 30,500	$ 45,122	$36,800
Real estate – Construction	39,895	39,170	15,814	13,627	6,846
Real estate – Mortgage	110,694	96,984	94,391	44,840	41,924
Consumer	7,858	6,660	9,691	7,350	7,120
Total loans	200,362	176,458	150,396	110,939	92,690
Less allowance for loan losses	(3,050)	(2,293)	(2,345)	(1,395)	(1,176)
	$197,312	$174,165	$148,051	$109,544	$91,514

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial Loans

Commercial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, initial and continuing financial analysis of a borrower's financial information is required.

Real Estate Construction Loans

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and nonfarm, nonresidential real estate. Generally, loan-to-cost ratios are limited to 80% and the Bank reviews the financial ability of the borrower to meet the guidelines of permanent financing prior to the advancement of the construction loan proceeds.

Real Estate Mortgage Loans

Loans secured by real estate mortgages (residential and commercial) comprised 75.2% of the Bank's loan portfolio at December 31, 2005 compared to 55.0% at December 31, 2004. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Residential real estate loans, which make up $38,469 of the $110,694 at December 31, 2005, consist mainly of first and second mortgages on single-family homes, with some multifamily loans. Loan-to-value ratios ("LTV") for these instruments are generally limited to 80%. Occasionally loans with greater than 100% LTV will be originated to refinance previously unsecured consumer debt, on the assumption that it is better to have some collateral than none. The Bank does not require purchased mortgage insurance (PMI) on loans with greater than an 80% LTV. The Bank monitors key factors on loans, including LTV, with monthly reports to senior management. At December 31, 2005, the Bank had one loan amounting to $184 in loans with LTV greater than 100%.

The Bank offers a variety of fixed-rate residential real estate loan products. Generally, the residential loans that are kept in-house are fixed-rate balloons with maturities up to 5 years. The underwriting for these loans is performed in-house within an officer's lending authority. These loans are re-negotiated near the end of the term. Conventional, fixed-rate mortgage products can be originated by the Bank in the secondary market in the name of another financial institution. Because these loans are closed in the other bank's name, they are not recorded on the Bank's books. The Bank receives an origination fee for its role in the process. Currently, the Bank offers conventional adjustable-rate-mortgage products for the secondary market.

Nonfarm, nonresidential loans (i.e., commercial real estate mortgage loans) are secured by business and commercial properties with LTV generally limited to 80%. These loans consist of $72,225 of the $110,694 in real estate loans reported at December 31, 2005.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, at December 31, 2005, as well as the amount of fixed and variable rate loans outstanding.

	December 31, 2005			
	One Year Or Less	Over One to Five Years	Over Five Years	Total
Commercial, financial and industrial	$ 27,831	$ 13,630	$ 454	$ 41,915
Real estate – construction	36,080	2,857	958	39,895
Real estate – mortgage	76,243	24,905	9,546	110,694
Consumer installment	4,176	3,188	494	7,858
Total loans	$ 144,330	$ 44,580	$ 11,452	$ 200,362
Fixed rate				$ 59,190
Variable rate				$ 141,172

Nonperforming Loans; Other Problem Assets

When a loan is 90 days past due as to interest or principal or there is serious doubt as to collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure collection of the principal balance and accrued interest. When the collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by charge-off to the allowance for loan losses and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged-off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

At December 31, 2005 and 2004, the Bank had $2,551 and $1,497, respectively, of nonaccrual loans. The increase in 2005 was primarily attributable to one large loan being placed on nonaccrual during the fourth quarter. Gross interest income that would have been recorded with respect to nonaccrual loans in 2005 and 2004 under the original terms of the loans was $96 and $168, respectively. No interest income on nonaccrual loans was included in net income for the years ended December 31, 2005 or 2004. At December 31, 2005 and 2004, there were no loans that were 90 days or more past due and still accruing interest, and no restructured loans.

Nonperforming Assets

Nonperforming assets, percentages of net charge-offs, and the related percentage of allowance for loan losses are shown in the following table:

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Loans over 90 days past due and still accruing	$ -	$ -	$ 393	$ -	$ 628
Loans on non-accrual					
Real estate – mortgage	2,210	1,394	1,052	789	645
Real estate – construction	-	10	16	-	300
Commercial	329	-	56	7	351
Consumer	12	93	107	59	66
Total non-accrual loans	2,551	1,497	1,231	855	1,362
Troubled debt restructurings	-	-	-	-	-
Total nonperforming loans	2,551	1,497	1,624	855	1,990
Other nonperforming assets	630	881	411	243	574
Total nonperforming assets	$ 3,181	$ 2,378	$ 2,035	$ 1,098	$ 2,564
Nonperforming assets to total assets	1.26%	1.14%	1.18%	0.78%	2.18%
Percentage of nonperforming assets to total loans and other nonperforming assets	1.58	1.34	1.35	0.99	2.75

Potential Problem Loans

Management has identified and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. At December 31, 2005, loans in the amount of $885 were determined by management to be potential problem loans.

Assets Acquired in Settlement of Loans

At December 31, 2005 and 2004, the Bank had assets acquired in settlements of loans of approximately $630 and $881, respectively. For both years, those amounts represented 100% of real estate owned. Two properties were acquired, and two properties were sold in 2005. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition, and written down periodically if the appraised value is deemed not to be realizable.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not that the loans have become uncollectible. Recoveries of previously charged-off loans are credited to the allowance. The table, "Analysis of the Allowance for Loan Losses," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year-end, management considers the historical loan losses experienced by the Bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. The increase in the allowance at December 31, 2005, is mostly due to one large loan being placed on nonaccrual during the fourth quarter. Management believes this loan will not be charged-off, but ultimately be collected. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2005.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk-grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio, as well as other off-balance-sheet credit risks such as loan commitments and standby letters of credit. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. Regulators also review the adequacy of the allowance for loan losses as part of their examination of the Bank and may require adjustments to the allowance based upon information available to them at the time of the examination.

During 2005, the Bank experienced net charge-offs of $368. Management believes that it has adequately provided for losses considering its assessment of collateral values and other factors affecting collectibility.

The allowance is not allocated to different segments of the portfolio. The Bank charges losses from any segment of the portfolio to the allowance without any allocation.

Analysis of the Allowance for Loan Losses

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Total gross loans outstanding at end of period	$200,362	$176,458	$150,396	$110,939	$92,690
Average amount of loans outstanding, gross	183,576	162,044	130,448	99,820	78,318
Balance of allowance for loan losses - beginning	2,293	2,345	1,395	1,176	958
Loans charged off:					
Real estate-construction	-	-	(82)	-	(6)
Real estate-mortgage	(347)	(466)	(120)	(529)	(241)
Consumer loans	(13)	(475)	(97)	(54)	(95)
Commercial and other loans	(123)	(135)	(90)	(25)	(163)
Total charge-offs	(483)	(1,076)	(389)	(608)	(505)
Recoveries of loans previously charged-off:					
Real estate-mortgage	76	1	-	6	-
Consumer loans	14	23	-	-	-
Commercial and other loans	25	-	-	16	-
Total recoveries	115	24	-	22	-
Net charge-offs	(368)	(1,052)	(389)	(586)	(505)
Additions to allowance for loan losses-ending	1,125	1,000	1,339	805	723
Balance of allowance for loan losses-ending	**$ 3,050**	**$ 2,293**	**$ 2,345**	**$ 1,395**	**$ 1,176**

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Ratios					
Net charge-offs during period to average loans outstanding during period	0.20%	0.65%	0.30%	0.59%	0.64%
Net charge-offs to loans at end of period	0.18	0.60	0.26	0.53	0.54
Allowance for loan losses to average loans	1.66	1.42	1.80	1.40	1.50
Allowance for loan losses to loans at end of period	1.52	1.30	1.56	1.26	1.27
Net charge-offs to allowance for loan losses	12.1	45.9	16.6	42.0	42.9
Net charge-offs to provision for loan losses	32.7	105.2	29.1	72.8	69.8

Deposits

The amounts and composition of total deposits as of December 31, 2005 and 2004 were as follows:

	December 31,			
	2005		2004	
	Amount	Percent	Amount	Percent
Noninterest-bearing	$ 12,321	5.6%	$ 8,818	5.0%
NOW accounts	2,941	1.3	2,914	1.7
Money market accounts	50,905	23.0	61,240	34.8
Savings	751	0.3	742	0.4
Time, less than $100,000	80,064	36.1	50,222	28.5
Time, $100,000 and over	74,679	33.7	52,210	29.6
	$ 221,661	100.0%	$ 176,146	100.0%

The average amounts and average rates paid on deposits held by the Bank for the years ended December 31, 2005, 2004 and 2003 are summarized below:

Deposits

	December 31, 2005		December 31, 2004		December 31, 2003	
	Amount	Average Rate (%)	Amount	Average Rate (%)	Amount	Average Rate (%)
Noninterest-bearing demand	$12,107	-	$9,853	-	$ 8,361	-
Interest-bearing transaction accounts	3,022	0.24	2,849	0.26	2,580	0.11
Savings	765	0.50	813	0.49	628	0.48
Money market accounts	53,837	2.64	59,190	2.04	41,686	1.95
Certificates of deposit and Individual retirement accounts	130,419	3.29	92,410	2.20	80,555	2.45
Total average deposits	$200,150	2.86%	$165,115	2.09%	$133,810	2.23%

As of December 31, 2005, the Bank held $74,679 in time deposits of $100,000 or more, with approximately $13,916 maturing within three months, $23,340 with maturities over three through six months, $26,685 with maturities over six through twelve months and $10,738 with maturities over twelve months. Brokered deposits as of December 31, 2005 amounted to $30,774. Brokered deposits are generally more interest rate sensitive and, therefore, more volatile than deposits obtained from the Bank's local market areas.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2005, 2004 and 2003.

	December 31,		
	2005	2004	2003
Return on average assets	1.02%	0.68%	0.41%
Return on average equity	18.34%	13.57%	6.88%
Dividend payout ratio	8.89%	13.12%	12.15%
Average equity to average asset ratio	5.55%	4.99%	6.00%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets, which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000 and less brokered deposits) provide a relatively stable funding base, and were equal to 57.7% of total assets at December 31, 2005. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Bank is a member of the FHLB of Atlanta and, as such, has the ability to borrow against the security of its investment portfolio and qualifying mortgage loans. At December 31, 2005, the Bank had the ability to borrow up to 15% of assets from the FHLB. The $8,500 of borrowings that were outstanding from the FHLB at December 31, 2005 are secured by 1 – 4 family residential mortgage loans and commercial loans. These borrowings bear interest at rates ranging from 4.33% to 4.38%. The $6,500 advance matures in 2006 and the $2,000 advance matures in 2011. The $2,000 advance is callable and may reprice prior to its final maturity date.

The unused borrowing capacity currently available from the FHLB assumes that the Bank's $798 investment in FHLB stock as well as certain securities and qualifying mortgages would be pledged to secure any future borrowings. The maximum amount of FHLB borrowings outstanding at the end of any month in 2005 was $16,500. The Bank believes that it could obtain additional borrowing capacity from the FHLB by identifying additional qualifying collateral that could be pledged.

The Bank also has $7,400 available through lines of credit with other banks as an additional source of liquidity funding. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of business.

Off-Balance Sheet Arrangements

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These instruments represent unfunded commitments, not outstanding balances, therefore, the risk associated with these financial instruments is referred to as "off-balance sheet risk." The Bank's financial instruments with off-balance sheet risk consist of 1) commitments to extend credit and 2) standby letters of credit. Both involve elements of credit and interest rate risk not reflected on the balance sheet. We use the same credit and collateral policies in making these commitments as we do for on-balance sheet instruments.

Commitments to extend credit are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2005, the Bank had issued commitments to extend credit of $45,968 through various types of lending. Commitments at variable rates of interest totaled $29,853 and commitments at fixed rates totaled $16,115. The commitments generally expire over one year. Past experience indicates that many of these commitments to extend credit will expire unused. However, as described in

"Liquidity," the Company believes that it has adequate sources of liquidity to fund commitments that are drawn upon by the borrower.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $332 at December 31, 2005. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor its subsidiary is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. Obligations under noncancelable operating lease agreements totaled approximately $356 at December 31, 2005. These obligations are payable over several years as shown in Note 10 to the Company's consolidated financial statements.

Capital Resources

Shareholders' equity increased $5,331 during 2005. Major components of the change in shareholders' equity included net operating income of $2,361, conversion of subordinated debentures of $3,500, partially offset by an increase in unrealized losses on investment securities available for sale, net of tax, of $318, and a cash dividend of $.08 per share, or $210. The unrealized losses on investment securities are not considered to be other than temporary because the Company has the ability and intent to hold the securities until such time as the value recovers or the securities mature.

The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions and holding companies are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank. If the capital position of an institution falls below certain levels, increasingly stringent regulatory corrective actions are mandated.

It is management's objective to maintain the capital levels such that the Bank will continue to be considered well capitalized. However, no assurance can be given that this objective will be achieved. The Company anticipates that it will maintain capital at levels that will allow the Company and the Bank to qualify as being adequately capitalized as defined by regulation, and as of December 31, 2005, the Company and the Bank exceed the capital levels that are required to be maintained. However, the Company does not sufficiently exceed minimum capital adequacy levels, and the Bank does not sufficiently exceed well capitalized levels by a great enough margin to continue to grow at recent rates.

In connection with the Company's acquisition of a specialty lender in 2005, the Company committed to the Federal Reserve to increase the amount of its Tier 1 capital to the well capitalized level by June 30, 2006. The conversion of subordinated debentures to common stock in 2005 was in furtherance of this commitment. The Company plans to raise additional Tier 1 capital in 2006 and is exploring several avenues to do so.

Company and Bank capital ratios at December 31, 2005 are presented in the following table, compared with the "well capitalized" and minimum ratios under the Federal Reserve and FDIC regulatory definitions and guidelines:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Company (consolidated):						
As of December 31, 2005						
Total capital (to risk weighted assets)	$ 18,374	8.8%	$ 16,787	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	15,747	7.5	8,393	4.0	N/A	N/A
Tier 1 capital (to average assets)	15,747	6.7	9,416	4.0	N/A	N/A
As of December 31, 2004						
Total capital (to risk weighted assets)	$ 16,577	9.3%	$ 14,331	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	10,840	6.1	7,166	4.0	N/A	N/A
Tier 1 capital (to average assets)	10,840	5.6	8,196	4.0	N/A	N/A
Bank:						
As of December 31, 2005						
Total capital (to risk weighted assets)	$ 21,145	10.1%	$ 16,778	8.0%	$ 20,972	10.0%
Tier 1 capital (to risk weighted assets)	18,518	8.8	8,389	4.0	12,583	6.0
Tier 1 capital (to average assets)	18,518	8.0	9,230	4.0	11,538	5.0
As of December 31, 2004						
Total capital (to risk weighted assets)	$ 18,715	10.5%	$ 14,312	8.0%	$ 17,891	10.0%
Tier 1 capital (to risk weighted assets)	16,478	9.2	7,156	4.0	10,734	6.0
Tier 1 capital (to average assets)	16,478	8.5	8,196	4.0	10,246	5.0

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses, which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also general increases in the prices of goods and services will result in increased operating expenses.

Recently Issued Accounting Standards

Recently issued accounting standards and pronouncements are discussed in Note 1, Summary of Significant Accounting Policies and Activities, in our Report on Consolidated Financial Statements included herein. Other accounting standards, which have been issued or proposed by the Financial Accounting Standards Board ("FASB") that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

Elliott Davis

Elliott Davis, LLC
Advisors • CPAs • Consultants
200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
GrandSouth Bancorporation and Subsidiary
Greenville, South Carolina

We have audited the accompanying consolidated balance sheets of ***GrandSouth Bancorporation and Subsidiary*** as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ***GrandSouth Bancorporation and Subsidiary*** as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Greenville, South Carolina
February 10, 2006

GRANDSOUTH BANCORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	DECEMBER 31, 2005	DECEMBER 31, 2004
ASSETS		
Cash and due from banks	$ 6,628	$ 2,544
Federal funds sold	6,312	3,424
Cash and cash equivalents	12,940	5,968
Investment securities available for sale	28,160	16,351
Other investments, at cost	798	955
Loans, net	197,312	174,165
Property and equipment, net	4,380	3,629
Bank owned life insurance	4,408	4,247
Assets acquired in settlement of loans	630	881
Other assets	3,320	1,734
Total assets	**$ 251,948**	**$ 207,930**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest bearing	$ 12,321	$ 8,818
Interest bearing	209,340	167,328
Total deposits	221,661	176,146
Federal Home Loan Bank advances	8,500	13,500
Other borrowings	3,900	2,500
Subordinated debentures	-	3,500
Other liabilities	1,759	1,487
Total liabilities	235,820	197,133
COMMITMENTS AND CONTINGENCIES – Notes 10 and 14		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 20,000,000 shares authorized, 3,065,726 and 2,382,357 shares issued and outstanding at December 31, 2005 and 2004 respectively	14,340	10,840
Retained earnings	2,149	-
Accumulated other comprehensive income (loss)	(361)	(43)
Total shareholders' equity	16,128	10,797
Total liabilities and shareholders' equity	**$ 251,948**	**$ 207,930**

The accompanying notes are an integral part of these consolidated financial statements.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands except share and per share data)

	For the years ended December 31,		
	2005	**2004**	**2003**
INTEREST INCOME			
Loans and fees on loans	$ 14,917	$ 9,901	$ 7,992
Investment securities	895	525	557
Federal funds sold and due from banks	311	83	55
Total interest income	16,123	10,509	8,604
INTEREST EXPENSE			
Deposits	5,720	3,250	2,793
Federal Home Loan Bank advances and other borrowings	664	506	382
Subordinated debentures	116	79	74
Total interest expense	6,500	3,835	3,249
Net interest income	9,623	6,674	5,355
PROVISION FOR POSSIBLE LOAN LOSSES	1,125	1,000	1,339
Net interest income after provision for possible loan losses	8,498	5,674	4,016
NONINTEREST INCOME			
Service fees on deposit accounts	311	266	289
Gain on sale of investment securities available for sale	18	-	90
Other	251	135	132
Total noninterest income	580	401	511
NONINTEREST EXPENSES			
Salaries and benefits	3,095	2,163	1,895
Data processing	335	321	351
Insurance	200	85	49
Occupancy and equipment	579	579	517
Printing and supplies	92	76	71
Professional services	290	193	152
Writedowns on assets acquired in settlement of loans	251	68	24
Other operating	720	502	436
Total noninterest expenses	5,562	3,987	3,495
Income before income taxes	3,516	2,088	1,032
INCOME TAX PROVISION	1,155	769	382
Net income	**$ 2,361**	**$ 1,319**	**$ 650**
NET INCOME PER COMMON SHARE			
Basic	**$ 0.91**	**$ 0.55**	**$ 0.27**
Diluted	**$ 0.76**	**$ 0.43**	**$ 0.22**
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING			
Basic	**2,582,298**	**2,382,357**	**2,382,567**
Diluted	**3,218,986**	**3,200,558**	**3,162,300**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the years ended December 31, 2005, 2004 and 2003
(Dollars in thousands except share data)

	Common stock			Accumulated other	Total
	Shares	Amount	Retained earnings	comprehensive income (loss)	shareholders' equity
Balance, December 31, 2002	1,875,329	$ 8,464	$ 660	$ 187	$ 9,311
Net income	-	-	650	-	650
Other comprehensive income - Unrealized holding losses on investment securities (net of income tax benefit of $108)	-	-	-	(184)	(184)
Less reclassification adjustment for gains included in net income (net of income tax expense of $33)	-	-	-	(57)	(57)
Comprehensive income	-	-	-	-	409
Stock dividend (5%)	93,731	625	(625)	-	-
Cash dividend ($.04) per share	-	-	(79)	-	(79)
Stock dividend (10%)	196,910	606	(606)	-	-
Balance, December 31, 2003	2,165,970	9,695	-	(54)	9,641
Net income	-	-	1,319	-	1,319
Other comprehensive income - Unrealized holding gain on investment securities (net of income tax expense of $5)	-	-	-	11	11
Comprehensive income	-	-	-	-	1,330
Cash in lieu of fractional shares	(191)	(1)	-	-	(1)
Cash dividend ($.08) per share	-	-	(173)	-	(173)
Stock dividend (10%)	216,578	1,146	(1,146)	-	-
Balance, December 31, 2004	2,382,357	10,840	-	(43)	10,797
Net income	-	-	2,361	-	2,361
Other comprehensive income - Unrealized holding losses on investment securities (net of income tax effect of $180)	-	-	-	(307)	(307)
Less reclassification adjustment for gains included in net income (net of income tax expense of $7)	-	-	-	(11)	(11)
Comprehensive income	-	-	-	-	2,043
Conversion of subordinated debentures into common stock	683,581	3,500	-	-	3,500
Cash in lieu of fractional shares	(212)	-	(2)	-	(2)
Cash dividend ($.08) per share	-	-	(210)	-	(210)
Balance, December 31, 2005	**3,065,726**	**$ 14,340**	**$ 2,149**	**$ (361)**	**$ 16,128**

The accompanying notes are an integral part of these consolidated financial statements.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the years ended December 31,		
	2005	2004	2003
OPERATING ACTIVITIES			
Net income	$ 2,361	$ 1,319	$ 650
Adjustments to reconcile net income to net cash provided by operating activities			
Deferred income tax expense (benefit)	(361)	55	(194)
Provision for possible loan losses	1,125	1,000	1,339
Depreciation	329	385	334
Amortization and accretion (net) of securities available for sale	19	114	127
Gain on sale of investment securities available for sale	(18)	-	(90)
Gain on sale of property and equipment	(1)	(4)	(11)
(Gain) loss on sale of assets acquired in settlement of loans	1	13	(10)
Accretion of bank owned life insurance	(161)	-	-
Write-down of assets acquired in settlement of loans	251	68	24
Increase in other assets	(232)	(534)	(291)
Increase in other liabilities	203	276	592
Net cash provided by operating activities	3,516	2,692	2,470
INVESTING ACTIVITIES			
Purchase of investment securities	(16,046)	(11,027)	(9,796)
Redemption (purchase) of Federal Home Loan Bank stock	157	(375)	(155)
Proceeds from principal paydowns on investment securities	2,769	2,908	5,160
Proceeds from sales and calls of investment securities	962	5,500	7,187
Proceeds from maturity of investment securities	-	-	1,000
Increase in loans, net	(24,582)	(28,271)	(40,295)
Purchase of bank owned life insurance	-	(3,357)	-
Increase in cash surrender value of life insurance	-	(63)	(42)
Proceeds from sale of assets acquired in settlement of loans	309	606	267
Cash equivalents acquired, net of payment for purchase acquisition	(737)	-	-
Proceeds from sale of property and equipment	22	16	23
Purchase of property and equipment	(1,101)	(132)	(246)
Net cash used for investing activities	(38,247)	(34,195)	(36,897)
FINANCING ACTIVITIES			
Proceeds from Federal Home Loan Bank advances	11,000	5,000	3,100
Repayment of Federal Home Loan Bank advances	(16,000)	(3,100)	-
Proceeds from other borrowings	3,900	2,500	-
Repayment of other borrowings	(2,500)	-	-
Net increase in deposits	45,515	29,637	27,148
Dividends paid	(210)	(173)	(79)
Cash paid in lieu of fractional shares	(2)	(1)	-
Net cash provided by financing activities	41,703	33,863	30,169
Net (decrease) increase in cash and cash equivalents	6,972	2,360	(4,258)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,968	3,608	7,866
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 12,940**	**$ 5,968**	**$ 3,608**
SUPPLEMENTAL INFORMATION			
Cash paid for:			
Income taxes	**$ 1,225**	**$ 238**	**$ 148**
Interest	**$ 6,632**	**$ 3,811**	**$ 3,383**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Dollars in thousands)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES	For the years ended December 31, 2005	2004	2003
Change in unrealized gain (loss) on investment securities available for sale, before tax	$ (505)	$ 16	$ (382)
Loans charged-off, net of recoveries	$ 368	$ 1,052	$ 389
Loans transferred to assets acquired in settlement of loans	$ 310	$ 1,157	$ 449
Subordinated debentures converted into common stock	$ 3,500	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

GrandSouth Bancorporation (the "Company") is a South Carolina corporation organized in 2000 for the purpose of being a holding company for GrandSouth Bank (the "Bank"). On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of $2.50 par value common stock of the Bank were exchanged for shares of no par value common stock of the Company. The Company presently engages in no business other than that of owning the Bank, has no employees, and operates as one business segment. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Bank was incorporated in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation.

Basis of presentation

The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications have no effect on previously reported shareholders' equity or net income.

Acquisition

In May 2005, the Company acquired an auto-financing business with assets valued at $3,236 and recorded $737 in goodwill. This auto-financing business had $2,413 in specialty commercial lines of credit with the Bank. These loans are now on the Bank's books in the auto dealers' names.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the upstate region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or in a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, Management monitors exposure to credit risk that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Management has determined that there is no concentration of credit risk associated with its lending policies or practices.

The Company's investment portfolio consists principally of obligations of the United States of America, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Investment securities

The Bank accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The statement requires investments in equity and debt securities to be classified into one of three categories:

1. Available for sale: These are securities that are not classified as either held to maturity or as trading securities. These securities are reported at fair market value which is determined using quoted market prices. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income (loss)). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amounts of the securities sold using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.

2. Held to maturity: These are securities that the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. Premiums and discounts are amortized into interest income by a method that approximates a level yield. The Company has no held to maturity securities.

3. Trading: These are securities that are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Loans and interest income on loans

Loans are stated at the principal balance outstanding. The allowance for possible loan losses is deducted from total loans in the consolidated balance sheet. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding.

Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal. Loans are not returned to accrual status until the borrower demonstrates the ability to pay principal and interest. Loans on non-accrual status as well as real estate acquired through foreclosure or deed taken in lieu of foreclosure are included in non-performing assets.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Allowance for possible loan losses

The provision for possible loan losses charged to operating expense reflects the amount deemed appropriate by management to establish an adequate reserve to meet the present estimated loss characteristics of the current loan portfolio. Management's estimate is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, and prevailing and anticipated economic conditions. Loans that are determined to be uncollectible are charged against the allowance. Provision for possible loan losses and recoveries on loans previously charged off are added to the allowance.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Assets acquired in settlement of loans

Assets acquired in settlement of loans include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and repossessed assets. These assets are recorded at the lower of the carrying value of the loans or the estimated fair value of the related asset, net of estimated selling costs. The excess carrying value, if any, is charged to the allowance for possible loan losses upon transfer. If further reduction in value occurs, charges are included in income from operations.

Goodwill

Goodwill is included in other assets and is evaluated for impairment on at least an annual basis by comparing the fair value of its reporting units to their related carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company determines whether the implied fair value of the goodwill, using a discounted cash flow analysis, exceeds the carrying value of the goodwill. If the carrying value of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recorded in an amount equal to that excess. To date, the Company has not had to record any impairment write-downs of its goodwill.

(Continued)

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Income taxes

The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising and public relations expense

Advertising, promotional, and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailings are expensed in the period in which the direct mailings are sent.

Net income per common share

Net income per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share." The treasury stock method is used to compute the effect of stock options and convertible subordinated debentures on the weighted average number of common shares outstanding for diluted earnings per share. On January 21, 2003, the Company declared a five percent stock dividend and on January 22, 2004 and February 28, 2005 the Company declared ten percent stock dividends. Per share and share amounts have been retroactively restated to reflect the stock dividends declared in 2003, 2004 and 2005. The 2005 stock dividend was reflected in the 2004 financial statements.

Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and cash equivalents." Cash and cash equivalents have an original maturity of three months or less.

Fair values of financial instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, requires disclosure of fair value information for financial instruments, whether or not recognized in the consolidated balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations, which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as property and equipment and other assets and liabilities are not subject to the disclosure requirements.

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment securities portfolios that results from a borrower's inability or unwillingness to make contractually required payments. Market risk reflects

(Continued)

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Stock-based compensation

The Company has a stock-based employee compensation plan, which is further described in Note 16. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. Per share and weighted average shares outstanding have been restated to reflect the ten percent stock dividends declared on January 22, 2004 and February 28, 2005. The 2005 stock dividend was reflected in the 2004 financial statements.

	Years ended December 31, 2005	2004	2003
Net income, as reported	$ 2,361	$ 1,319	$ 650
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	124	54	20
Pro forma net income - basic	2,237	1,265	630
Add: Interest savings, net of tax/weighted average incremental shares assumed on conversion of subordinated debentures	73	50	47
Pro forma net income - diluted	$ 2,310	$ 1,315	$ 677
Net income per common share:			
Basic - as reported	$ 0.91	$ 0.55	$ 0.27
Basic - pro forma	$ 0.87	$ 0.53	$ 0.26
Diluted - as reported	$ 0.76	$ 0.43	$ 0.22
Diluted - pro forma	$ 0.72	$ 0.41	$ 0.21

The fair values at date of grant range from $1.38 to $3.56. The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants: the risk free interest rate used ranged from 4.00% to 5.89%, the expected volatility ranged from 5.00% to 20.09%, the expected option life was 10 years and the assumed dividend yields ranged from zero to $0.08 per share.

(Continued)

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No.123(R) covers a wide range of stock-based compensation arrangements including stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee stock purchase plans. SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from stock-based payment arrangements. SFAS No. 123(R) is effective for the Company beginning with the first interim reporting period in 2006. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows. The cumulative effect of adoption, if any, will be measured and recognized in the statement of income on the date of adoption.

In April 2005, the Securities and Exchange Commission's Office of the Chief Accountant and its Division of Corporation Finance released Staff Accounting Bulletin ("SAB") No.107 to provide guidance regarding the application of SFAS No. 123(R). SAB No. 107 provides interpretive guidance related to the interaction between SFAS No.123(R) and certain SEC rules and regulations, as well as the staff's views regarding the valuation of stock-based payment arrangements for public companies. SAB No. 107 also reminds public companies of the importance of including disclosures within filings made with the SEC relating to the accounting for stock-based payment transactions, particularly during the transition to SFAS No.123(R).

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 establishes retrospective application as the required method for reporting a change in accounting principle, unless it is impracticable, in which case the changes should be applied to the latest practicable date presented. SFAS No. 154 also requires that a correction of an error be reported as a prior period adjustment by restating prior period financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the Federal Reserve Bank. At December 31, 2005 and 2004 these required reserves were met by vault cash.

(Continued)

(Dollars in thousands except per share data)

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale are as follows:

	December 31, 2005			
	Amortized	Gross unrealized		Fair
	Cost	Gains	Losses	Value
U.S. Government Agencies	$14,498	$ -	$ 209	$14,289
State and municipals	463	-	2	461
Mortgage backed	13,772	-	362	13,410
Total investment securities	**$28,733**	**$ -**	**$ 573**	**$28,160**

	December 31, 2004			
	Amortized	Gross unrealized		Fair
	Cost	Gains	Losses	Value
U.S. Government Agencies	$ 7,496	$ -	$ 34	$ 7,462
Mortgage backed	8,924	44	79	8,889
Total investment securities	**$ 16,420**	**$ 44**	**$ 113**	**$ 16,351**

The amortized costs and fair values of securities available for sale at December 31, 2005, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair value
Less than one year	$ 3,000	$ 2,967
One to five years	13,547	13,307
Five to ten years	10,175	9,907
After ten years	2,011	1,979
Total investment securities	**$ 28,733**	**$ 28,160**

Investment securities with an aggregate amortized cost of $1,499 (fair value of $1,465) at December 31, 2005 and $8,207 (fair value of $8,201) at December 31, 2004 were pledged to collateralize public deposits and borrowings.

(Continued)

(Dollars in thousands except per share data)

NOTE 3 - INVESTMENT SECURITIES, Continued

The following table shows gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005.

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agencies	$ 6,926	$ 75	$ 7,363	$ 134	$ 14,289	$ 209
State and municipals	461	2	-	-	461	2
Mortgage backed	8,808	143	4,602	219	13,410	362
Total	**$ 16,195**	**$ 220**	**$ 11,965**	**$ 353**	**$ 28,160**	**$ 573**

Thirteen individual securities were in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

The Bank, as a member institution of the Federal Home Loan Bank of Atlanta ("FHLB"), is required to own capital stock in the FHLB based generally upon the balance of investment securities pledged and FHLB borrowings. FHLB capital stock, with a cost of $798 and $955 at December 31, 2005 and 2004, respectively, is included in other investments in the consolidated balance sheets. No ready market exists for the stock, and it has no quoted market value. However, redemption of the stock has historically been at par value.

NOTE 4 - LOANS

The composition of net loans by major loan category is presented below:

	December 31,	
	2005	**2004**
Commercial	$ 41,915	$ 33,644
Real estate – construction	39,895	39,170
Real estate – mortgage	110,694	96,984
Consumer	7,858	6,660
Loans, gross	200,362	176,458
Less allowance for possible loan losses	3,050	2,293
	$ 197,312	**$ 174,165**

At December 31, 2005 and 2004, non-accrual loans totaled $2,551 and $1,497, respectively. The gross interest income that would have been recorded under the original terms of the loans amounted to $96, $168, and $94, in 2005, 2004 and 2003, respectively. The Bank had no loans with payments past due ninety days or more and accruing interest at December 31, 2005 and 2004. Variable rate and fixed rate loans totaled $141,172 and $59,190, respectively, at December 31, 2005.

(Continued)

(Dollars in thousands except per share data)

NOTE 4 – LOANS, Continued

The following is a summary of the activity within the allowance for possible loan losses for the periods presented:

	For the years ended December 31,		
	2005	2004	2003
Balance, beginning of year	$ 2,293	$ 2,345	$ 1,395
Provision for possible loan losses	1,125	1,000	1,339
Loans charged against the allowance, net of recoveries	(368)	(1,052)	(389)
Balance, end of year	**$ 3,050**	**$ 2,293**	**$ 2,345**

The following is a summary of impaired loans for the periods reported:

	At December 31,	
	2005	2004
Impaired loans:		
No valuation allowance required	$ 280	$ 2,196
Valuation allowance required	2,160	1,161
Total impaired loans	**$ 2,440**	**$ 3,357**
Valuation allowance	**$ 630**	**$ 305**

	For the years ended December 31,		
	2005	2004	2003
Average recorded investment in impaired loans	$ 3,388	$ 3,406	$ -
Interest income recognized on impaired loans	172	102	-

NOTE 5 - PROPERTY AND EQUIPMENT

Components of property and equipment included in the balance sheet are as follows:

	December 31,	
	2005	2004
Land and land improvements	$ 1,104	$ 567
Building and leasehold improvements	2,752	2,891
Construction in process	335	-
Furniture and equipment	1,353	1,293
Vehicles	251	133
	5,795	4,884
Accumulated depreciation	(1,415)	(1,255)
Total property and equipment	**$ 4,380**	**$ 3,629**

(Continued)

(Dollars in thousands except per share data)

NOTE 5 - PROPERTY AND EQUIPMENT, Continued

Construction in process consists of capitalized costs related to the construction of the Anderson branch office. Depreciation expense for the years ended December 31, 2005, 2004 and 2003 amounted to $329, $385, and $334, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Software	3	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line
Vehicles	3	Straight-line

NOTE 6 - DEPOSITS

The following is a detail of deposit accounts:

	December 31, 2005	December 31, 2004
Noninterest bearing	$ 12,321	$ 8,818
Interest bearing:		
NOW accounts	2,941	2,914
Money market accounts	50,905	61,240
Savings	751	742
	66,918	73,714
Time, less than $100,000	80,064	50,222
Time, $100,000 and over	74,679	52,210
	154,743	102,432
Total deposits	**$ 221,661**	**$ 176,146**

Interest expense on time deposits greater than $100,000 was $2,226, $905, and $519, in 2005, 2004 and 2003, respectively. Brokered deposits as of December 31, 2005 amounted to $30,774.

At December 31, 2005 the scheduled maturities of certificates of deposit are as follows:

2006	$ 136,418
2007	16,150
2008	1,934
2009	129
2010 and thereafter	112
	$ 154,743

(Continued)

(Dollars in thousands except per share data)

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

The Bank had advances outstanding from the FHLB totaling $8,500 and $13,500 at December 31, 2005 and 2004, respectively. The advances bear interest at fixed rates ranging from 4.33 percent to 4.38 percent. An advance of $6,500 matures in 2006, and an advance of $2,000 matures in 2011. The advance maturing in 2011 is callable, and may reprice prior to its final maturity date.

Advances are collateralized by qualifying residential 1 - 4 family first mortgages and qualifying commercial loans. During 2005, the maximum amount of advances outstanding was $16,500 and the average amount outstanding during 2005 was $11,392.

NOTE 8 - OTHER BORROWINGS

At December 31, 2005 and 2004, the Company had outstanding $3,900 and $2,500, respectively, in other borrowings from an unrelated bank. The borrowings bear interest at the federal prime rate (7.25 percent at December 31, 2005). The borrowings mature in 2017 and may be repaid before maturity without penalty.

NOTE 9 - SUBORDINATED DEBENTURES

In 2001, the Company issued ten-year variable rate convertible subordinated debentures (the "Debentures"). The Debentures paid interest quarterly at prime minus 2 percent. Under the original terms of the Debenture agreement (the "Terms"), the holders of the Debentures could convert the principal amount of each Debenture into common stock of the Company at the conversion rate of $5.12 (which was based on the approximate fair value at issuance of $6.50, as adjusted for the 2003, 2004 and 2005 stock dividend) of Debenture principal for one share of the Company's stock. Under the Terms, the Company had the option of redeeming the Debentures at any time after December 31, 2005 as a whole or in part and from time to time at predetermined prices. At the Company's request, during the third and fourth quarters of 2005, holders of $3,500 of the Company's Debentures converted their principal to common stock. This conversion was made in advance of the earliest contractual redemption date of January 1, 2006, provided for by the Terms. The Company paid the holders an amount equal to the interest income that would have been earned on the Debentures through January 1, 2006. This interest was paid based on the interest rate in effect at the time of conversion: 4.25% and 4.75% for the third and fourth quarters of 2005, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position or results of operations.

The Company has entered into a contract with an architect and contractor to construct the Anderson branch office in the amount of $688. Management estimates the total cost of construction of the Anderson branch office to be approximately $750.

The Company has a ground lease on its main office location, which expires in 2021. The monthly lease payment is $1 for years one through eleven and increases to $2 per month in year sixteen.

The Company leased an office, which it used as a branch until July 2003, under a non-cancelable operating lease, which terminated in October 2004. Monthly lease payments of $3 were due on the lease until cancellation. This office was closed in July 2003, but the lease obligation continued until October 2004.

(Continued)

(Dollars in thousands except per share data)

NOTE 10 - COMMITMENTS AND CONTINGENCIES, Continued

The Company also leases land upon which it constructed a branch office under a non-cancelable operating lease, which expires in March of 2018. The lease requires monthly lease payments of $0.8. The lease contains four renewal options of five years each with provisions for adjustments to the monthly lease payments. The lease agreement requires the Company to pay all property taxes.

Future minimum lease payments under these operating leases are summarized as follows:

For the year ended December 31,	
2006	$ 23
2007	23
2008	23
2009	23
2010	23
Thereafter	241
	$ 356

NOTE 11 - UNUSED LINES OF CREDIT

At December 31, 2005, the Bank had two unused lines of credit to purchase federal funds totaling $7,400 from unrelated banks. These lines of credit are available on a one to fourteen day basis for general corporate purposes of the Bank. The lenders reserve the right to withdraw the line at their option. The Bank had an additional line of credit with the FHLB to borrow up to fifteen percent of the Bank's total assets. At December 31, 2005, the Bank had unused available credit of $29,286. The line of credit agreement requires the Bank to pledge investment securities or qualifying loans as collateral. (See Note 7.)

NOTE 12 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals, which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2005	2004	2003
Income taxes currently payable			
Federal	$ 1,400	$ 649	$ 552
State	116	65	24
	1,516	714	576
Deferred tax provision (benefit)	(361)	55	(194)
Income tax provision	**$ 1,155**	**$ 769**	**$ 382**

(Continued)

(Dollars in thousands except per share data)

NOTE 12 - INCOME TAXES, Continued

The income tax effect of cumulative temporary differences at December 31, are as follows:

	Deferred tax asset (liability)	
	2005	**2004**
Allowance for possible loan losses	$ 699	$ 456
Nonaccrual loan interest	40	14
Unrealized net losses on investment securities available for sale	212	26
Depreciation	(234)	(195)
Amortization	(10)	-
Write down of assets acquired in settlement of loans	86	-
Deferred compensation	88	-
Other	10	(7)
Deferred tax asset	891	294
Less: valuation allowance	(50)	-
Net deferred tax asset	**$ 841**	**$ 294**

The net deferred tax asset is included in other assets in the consolidated balance sheets. The valuation allowance is related to the Company's stand-alone state net operating loss carryforwards.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2005		2004		2003	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
Tax expense at statutory rate	$ 1,196	34	$ 710	34	$ 351	34
Increase in taxes resulting from:						
State bank tax (net of federal benefit)	77	2	43	2	24	2
Officers life insurance	(55)	(1)	-	-	-	-
Other	(63)	(2)	16	1	7	1
Income tax provision	**$ 1,155**	**33**	**$ 769**	**37**	**$ 382**	**37**

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions. A summary of loan transactions with directors, including their affiliates and executive officers are as follows:

	For the years ended December 31,	
	2005	**2004**
Balance, beginning of year	$ 2,071	$ 1,808
New loans	202	1,688
Less loan payments	(627)	(1,425)
Balance, end of year	**$ 1,646**	**$ 2,071**

(Continued)

(Dollars in thousands except per share data)

NOTE 13 - RELATED PARTY TRANSACTIONS, Continued

Deposits by directors and their related interests at December 31, 2005 and 2004 approximated \$1,216 and \$1,883, respectively.

The Company leases land from a relative of a director, shareholder and executive officer of the Company (see Note 10). Lease expenses charged to operations under these agreements approximated \$10 in 2005, \$40 in 2004, and \$46 in 2003.

Of the \$3,500 in debentures that were converted into common stock, \$1,810 were converted into 353,511 shares of common stock held by related parties.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Bank is a party to various financial instruments with off-balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2005 and 2004, unfunded commitments to extend credit were \$45,968 and \$27,848, respectively. Variable rate and fixed rate unfunded commitments to extend credit were \$29,853 and \$16,115, respectively, at December 31, 2005. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. At December 31, 2005 and 2004, there were outstanding letters of credit totaling \$332 and \$994, respectively.

NOTE 15 - EMPLOYEE BENEFIT PLAN

The Bank sponsors the GrandSouth Bank Profit Sharing Section 401(k) Plan (the "Plan") for the benefit of all eligible employees. The Bank contributes seventy-five percent of the first four percent of the employee's compensation contributed to the Plan. Contributions made to the Plan in 2005, 2004, and 2003 amounted to \$56, \$40, and \$35, respectively.

In 2001, supplemental benefits were approved by the Board of Directors for certain executive officers of the Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies owned by the Bank. The Company recorded net expense related to these benefits of \$61, \$56, and \$29 in 2005, 2004 and 2003, respectively.

(Continued)

(Dollars in thousands except per share data)

NOTE 16 - STOCK OPTION PLAN

During 1998, the Board of Directors approved a stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 778,330 options (after the shareholders approved an amendment to increase the number of shares in the plan at the 2005 Annual meeting) at an option price per share not less than the fair market value on the date of grant. All options granted to officers and employees vest 20 percent each year for five years and expire 10 years from the grant date. Information on options outstanding and exercisable at December 31, 2005 is disclosed in the table below.

	Options outstanding			Options exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.58	181,682	2.87	$ 3.58	181,682	$ 3.58
3.94	47,842	5.12	3.94	38,274	3.94
5.51 – 5.71	41,489	6.20	5.68	23,623	5.69
6.69	33,000	8.13	6.69	6,600	6.69
8.50 – 9.5	17,500	10.00	9.04	-	-
10.05	93,358	10.00	10.05	-	-
	414,871			**250,179**	

A summary of the status of the plan and changes during the year is presented below:

	For the years ended December 31,					
	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	304,013	$ 4.26	271,013	$ 3.85	264,660	$ 3.82
Granted	110,858	9.89	33,000	6.69	6,353	5.51
Exercised	-		-		-	
Forfeited or expired	-		-		-	
Outstanding at end of year	**414,871**	**5.76**	**304,013**	**4.26**	**271,013**	**3.85**
Options exercisable at December 31,	250,179	3.92	225,712	3.77	207,846	3.69
Shares available for grant	363,459		26,317		59,317	

Granted shares and per share exercise prices have been restated to reflect the 2003, 2004 and 2005 stock dividends.

(Continued)

(Dollars in thousands except per share data)

NOTE 17 - COMMON STOCK AND NET INCOME PER COMMON SHARE

Following is a reconciliation of basic net income per share to diluted net income per share for the years ended December 31, 2005, 2004 and 2003.

	Income (numerator)	Shares (denominator)	Per-share amount
For the year ended December 31, 2005			
Basic net income per common share			
Income available to common shareholders	$ 2,361	2,582,298	$ 0.91
Effect of dilutive instruments:			
Stock options	-	152,728	-
Effect of convertible instruments:			
Interest savings/weighted average incremental shares assumed conversion of subordinated debentures	73	483,960	-
Diluted net income per common share			
Income available to common shareholders plus assumed exercises of stock options	**$ 2,434**	**3,218,986**	**$ 0.76**
For the year ended December 31, 2004			
Basic net income per common share			
Income available to common shareholders	$ 1,319	2,382,357	$ 0.55
Effect of dilutive instruments:			
Stock options	-	134,086	-
Effect of convertible instruments:			
Interest savings/weighted average incremental shares assumed on conversion of subordinated debentures	50	684,115	-
Diluted net income per common share			
Income available to common shareholders plus assumed exercises of stock options	**$ 1,369**	**3,200,558**	**$ 0.43**
For the year ended December 31, 2003			
Basic net income per common share			
Income available to common shareholders	$ 650	2,382,567	$ 0.27
Effect of dilutive instruments:			
Stock options	-	95,896	-
Effect of convertible instruments:			
Interest savings/weighted average incremental shares assumed on conversion of subordinated debentures	47	683,837	-
Diluted net income per common share			
Income available to common shareholders plus assumed exercises of stock options	**$ 697**	**3,162,300**	**$ 0.22**

(Continued)

(Dollars in thousands except per share data)

NOTE 18 - RESTRICTIONS ON DIVIDENDS

The ability of the Company to pay cash dividends is dependent upon its receiving cash in the form of dividends from the Bank. South Carolina banking regulations restrict the amount of cash dividends the Bank can pay to the Company.

NOTE 19 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

In connection with the Company's acquisition of a specialty lender in 2005, the Company committed to the Federal Reserve to increase the amount of its Tier 1 capital to the well capitalized level by June 30, 2006. The conversion of subordinated debentures to common stock in 2005 was in furtherance of this commitment. The Company plans to raise additional Tier 1 capital in 2006 and is exploring several avenues to do so.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. The Company and Bank actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Company (consolidated):						
As of December 31, 2005						
Total capital (to risk weighted assets)	$ 18,374	8.8%	$ 16,787	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	15,747	7.5	8,393	4.0	N/A	N/A
Tier 1 capital (to average assets)	15,747	6.7	9,416	4.0	N/A	N/A
Bank:						
As of December 31, 2005						
Total capital (to risk weighted assets)	$ 21,145	10.1%	$ 16,778	8.0%	$ 20,972	10.0%
Tier 1 capital (to risk weighted assets)	18,518	8.8	8,389	4.0	12,583	6.0
Tier 1 capital (to average assets)	18,518	8.0	9,230	4.0	11,538	5.0
Company (consolidated):						
As of December 31, 2004						
Total capital (to risk weighted assets)	$ 16,577	9.3%	$ 14,331	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	10,840	6.1	7,166	4.0	N/A	N/A
Tier 1 capital (to average assets)	10,840	5.6	8,196	4.0	N/A	N/A
Bank:						
As of December 31, 2004						
Total capital (to risk weighted assets)	$ 18,715	10.5%	$ 14,312	8.0%	$17,891	10.0%
Tier 1 capital (to risk weighted assets)	16,478	9.2	7,156	4.0	10,734	6.0
Tier 1 capital (to average assets)	16,478	8.5	8,196	4.0	10,246	5.0

(Continued)

(Dollars in thousands except per share data)

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations that require the exchange of cash or other instruments. Certain items are specifically excluded from the disclosure requirements, including the Bank's common stock, property and equipment and other assets and liabilities.

Fair value approximates carrying value for cash and due from banks and federal funds sold due to the short-term nature of the instrument.

Investment securities available for sale are valued using quoted fair market prices. Other investments at cost are considered to be an appropriate estimate of fair value due to historical redemption of the stock at cost.

Fair value for loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts is equal to the carrying value. Interest-bearing accounts with no fixed maturity date are valued based on rates offered within the Bank's market using current interest rates on similar instruments. Certificate of deposit accounts maturing within one year are valued at their carrying value. The fair value of certificate of deposit accounts maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

The fair values of other borrowings are estimated using currently offered market rates.

The fair values of fixed rate advances from the FHLB are estimated using the discounted cash flow calculation that applies to the Company's current borrowing rate available from the FHLB. The carrying amounts of the variable rate subordinated debentures are reasonable estimates of fair value because they could be repriced frequently.

The Bank has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses that would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Bank's financial instruments are as follows:

	December 31,			
	2005		2004	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets:				
Cash and due from banks	$ 6,628	$ 6,628	$ 2,544	$ 2,544
Federal funds sold	6,312	6,312	3,424	3,424
Investment securities available for sale	28,160	28,160	16,351	16,351
Other investments, at cost	798	798	955	955
Loans, gross	200,362	199,796	176,458	176,707
Financial Liabilities:				
Deposits	221,661	221,528	176,146	176,695
Federal Home Loan Bank advances	8,500	8,462	13,500	13,483
Other borrowings	3,900	3,900	2,500	2,500
Subordinated debentures	-	-	3,500	3,500

(Continued)

(Dollars in thousands except per share data)

NOTE 21 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of GrandSouth Bancorporation (parent company only):

CONDENSED BALANCE SHEETS

	December 31, 2005	December 31, 2004
ASSETS		
Cash	$ 64	$ 226
Investment in bank subsidiary	18,914	16,435
Due from subsidiary	737	-
Deferred tax asset	374	233
	$ 20,089	**$ 16,894**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 61	$ 54
Due to subsidiary	-	43
Note payable	3,900	2,500
Subordinated debentures	-	3,500
Shareholders' equity	16,128	10,797
	$ 20,089	**$ 16,894**

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31, 2005	2004	2003
REVENUES	$ -	$ -	$ -
EXPENSES			
Interest	320	160	75
Sundry	67	40	36
Loss before equity in undistributed net income of bank subsidiary	(387)	(200)	(111)
EQUITY IN UNDISTRIBUTED NET INCOME OF BANK SUBSIDIARY	2,606	1,445	720
Income before income taxes	2,219	1,245	609
Income tax benefit	142	74	41
Net income	**$ 2,361**	**$ 1,319**	**$ 650**

(Continued)

(Dollars in thousands except per share data)

NOTE 21 - PARENT COMPANY FINANCIAL INFORMATION, Continued

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2005	2004	2003
OPERATING ACTIVITIES			
Net income	$ 2,361	$ 1,319	$ 650
Adjustments to reconcile net income to net cash used for operating activities			
Deferred income taxes	(132)	(75)	(41)
Accrued expenses and other	7	36	85
Increase in due to (from) subsidiary	(780)	43	-
Equity in undistributed net income of bank subsidiary	(2,606)	(1,445)	(720)
Net cash used for operating activities	(1,150)	(122)	(26)
INVESTING ACTIVITY			
Investment in bank subsidiary	(200)	(2,039)	(17)
FINANCING ACTIVITIES			
Proceeds from note payable	1,400	2,500	-
Payment of cash dividends	(210)	(173)	(79)
Cash paid in lieu of fractional shares	(2)	(1)	-
Net cash provided by (used for) financing activities	1,188	2,326	(79)
Net increase (decrease) in cash	(162)	165	(122)
CASH, BEGINNING OF YEAR	226	61	183
CASH, END OF YEAR	**$ 64**	**$ 226**	**$ 61**

This Annual Report serves as the ANNUAL FINANCIAL DISCLOSURE STATEMENT furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation Rules and Regulations. THIS STATEMENT HAS NOT BEEN REVIEWED OR CONFIRMED FOR ACCURACY OR REVLEVANCE BY THE FDIC.

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

Mason Y. Garrett	Chairman of the Board and Chief Executive Officer
Ronald K. Earnest	President and Chief Operating Officer

Directors

Ronald K. Earnest	President and Chief Executive Officer GrandSouth Bank Greenville, South Carolina
Harold E. Garrett	Owner, Garrett's Discount Golf Carts Fountain Inn, South Carolina
Mason Y. Garrett	Chairman of the Board GrandSouth Bank Greenville, South Carolina
Michael L. Gault	Owner, Gault's Service Center Fountain Inn, South Carolina
Baety O. Gross	Attorney Simpsonville, South Carolina
S. Hunter Howard	President and Chief Executive Officer South Carolina Chamber of Commerce Columbia, South Carolina
S. Blanton Phillips	Owner and Chief Executive Officer BPS, Inc. Simpsonville, South Carolina

Offices of GrandSouth Bank

Anderson Office

1601 North Fant Street
Anderson, South Carolina 29621

Telephone (864) 224-2424

Fountain Inn Office

325 South Main Street
Fountain Inn, South Carolina 29644

Telephone (864) 862-8833

Greenville Office

381 Halton Road
Greenville, South Carolina 29607

Telephone (864) 770-1000

381 Halton Road • Greenville, SC 29607 • 864-770-1000 • Fax 864-770-1081